Mail Stop 6010

February 8, 2007

Kam Lau
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F, HITEC
1 Trademart Drive
Kowloon Bay, Hong Kong

> **Re: Golden Health Holdings, Inc.**
> **Form 10-KSB/A2 for Fiscal Year Ended September 30, 2005**
> **Filed September 27, 2006**
> **Form 10-QSB for the Quarter Ended June 30, 2006**
> **File No. 0-25845**

Dear Mr. Kam:

We issued comments to you on the above captioned filings on October 26, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 23, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 23, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Mary Mast at 202-551-3613 if you have any questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant